Exhibit 99.16

Electra Meccanica Joins in Support of International
Fossil-Fuel Free Cities Pledge

VANCOUVER, Oct. 25, 2017 /PRNewswire/ - ElectraMeccanica Vehicles Corp. ("Electra Meccanica" or the "Company"), manufacturer of the all-electric SOLO commuter car and all-electric Tofino sport convertible, is pleased to announce that the Company has joined with Vancouver Mayor Gregor Robertson in support of the International Fossil Fuel-Free Cities Pledge.

"As a preeminent company designing and engineering electric vehicles, we couldn't be more pleased that our city's Mayor has taken this step toward the eventual elimination of tailpipe emissions from our city's vehicle fleets," said Jerry Kroll, CEO, of Electra Meccanica. "Mayor Robertson's leadership in this area is a testament to his hard work and dedication in positioning Vancouver as a leader in the global clean energy space."

The pledge was signed at the C40 Cities conference in Paris on Monday, October 23rd, and promotes buying only electric buses starting in 2025. Additionally, the pledge calls for cities to progressively abandon combustion engines completely by 2030 in a joint fossil-fuel-free streets declaration.

Vancouver joined other cities, including London, Paris, Seattle, Auckland, Barcelona, Cape Town, Copenhagen, Los Angeles, Mexico City, Milan and Quito, in a pledge to make major areas within their municipalities emissions-free by 2030.